UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL Report

Pursuant to Regulation A of the Securities Act of 1933

For the Fiscal Semiannual Period Ended June 30, 2019

MASTERWORKS 001, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-10876

Delaware	82-5165851
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

497 BROOME STREET, NEW YORK, NY 10013

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.io

(Issuer’s website)

Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

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Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of Masterworks 001, LLC (the “Company”, “we”, “us” or “our”) should be read in conjunction with our financial statements and the related notes. The financial statements included in this filing as of June 30, 2019 and for the six months ended June 30, 2019 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim the interim financial statements not misleading.

Our affiliates, Masterworks.io, LLC, Masterworks Administrative Services, LLC and Masterworks Gallery, LLC are individually and collectively referred to herein as the “Masterworks” entities.

Business

Masterworks 001, LLC is a Delaware limited liability company formed to facilitate investment in a single work of art, an oil and silkscreen inks on canvas created in 1979 by Andy Warhol entitled, 1 Colored Marilyn (Reversal Series) (the “Painting”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

On May 13, 2019, we commenced accepting subscriptions for an offering of up to 99,825 of our Class A ordinary shares pursuant to Regulation A of the Securities Act for aggregate consideration of up to $1,996,500 (the “Offering”). Each Class A ordinary share is being offered at $20.00 per share. As of June 30, 2019, we had raised total gross subscriptions of $715,440 and the Offering remained open. We closed the Offering on September 27, 2019. At closing, the offering was fully subscribed and we issued 99,825 Class A ordinary shares and used the gross proceeds from the Offering in the amount of $1,996,500 to consummate the acquisition of the Painting from Masterworks. As of September 27, 2019, the Painting was located in a fine art storage facility maintained by the Delaware Freeport, LLC.

Other than activities related to the Offering and the acquisition of the Painting, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Painting in a manner designed to enhance its provenance and increase its exposure and its value.

Pursuant to an administrative services agreement between us and Masterworks entered into upon the closing of the Offering, the Administrator will manage all administrative services relating to our business and custodial services relating to the maintenance of the Painting. In exchange for these services and as reimbursement for ordinary and necessary administrative costs, we will issue Class A ordinary shares to the Administrator at a rate of 1.5% of the total Class A ordinary shares outstanding per annum. The 1.5% share issuance will be made on a quarterly basis in arrears and there is no overall limit to the number of shares that may be issued to pay this fee. Any extraordinary or non-routine costs, payments and expenses, if any, will be paid for by the Administrator, but such extraordinary or non-routine costs and payments will be reimbursed upon the sale of the Painting or a sale of our Company, as applicable. Any termination of the Administrative Services Agreement will require the prior written consent of Masterworks.

We intend to contribute the Painting to a segregated portfolio of a Cayman Islands segregated portfolio company (“Masterworks Cayman”) and will own 100% of the share capital of Masterworks Cayman that relate to the Painting. A segregated portfolio company registered under the Cayman Islands Companies Law is a single legal entity which may establish internal segregated portfolios. The segregated portfolio of Masterworks Cayman holding title to the Painting will not enter into any contracts or incur any liabilities, except as may be necessary in connection with a sale of the Painting.

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We do not expect to generate any revenues or cash flow unless and until we sell the Painting and no profits will be realized by investors unless they are able to sell their Class A ordinary shares on a trading platform, bulletin board or through other means approved by us or the Painting is sold. We will be totally reliant on Masterworks to maintain the Painting and administer our business.

Risk Factors

We face risks and uncertainties that could affect us and the Painting, as well as the art market generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on August 28, 2019 (the “Offering Circular”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may adversely affect the value of the Painting or the Company’s Class A ordinary shares.

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with generally accepted accounting principles is based on the selection and application of accounting policies that require us to make significant estimates and assumptions about the effects of matters that are inherently uncertain. We consider the accounting policies discussed below to be critical to the understanding of our financial statements. Actual results could differ from our estimates and assumptions, and any such differences could be material to our financial statements.

Investment in Artwork

The Painting will be recorded on the Company’s balance sheet at Masterworks’ cost, which is the purchase price Masterworks paid for the Painting when it purchased it at an auction in November 2017. In addition, we paid a true-up to Masterworks in the amount of $181,500 to reimburse it for costs and expenses and compensate it for financing the acquisition of the Painting. The true-up will be reflected as an expense.

The Painting has an indefinite life. We will review the Painting for impairment in accordance with the requirements of ASC 360-10, Impairment and Disposal of Long-Lived Assets (“ASC 360”). Those requirements will require us to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Painting might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, we will:

●	Consider whether indicators of impairment are present; Indicators or triggers of impairment management considers are: deteriorating physical condition of the artwork, trends in the art market, reputation of the artist, recent sales of other paintings by the artist and other events, circumstances or conditions that indicate impairment might exist;
●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Painting, to its carrying value; and
●	If the amount realizable upon sale of the Painting is deemed to be less than its carrying value, we would measure an impairment charge.

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If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Painting and its estimated fair value. An impairment loss would be reported as a component of income (loss) from continuing operations before income taxes in our financial statements.

Contingent Liabilities

We may be subject to lawsuits, investigations or claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. Masterworks may advance funds to cover expenses, settlements or losses resulting from any such claims or investigations, but any such amounts are reimbursable by us upon a sale of the Painting pursuant to the administrative services agreement. In addition, Masterworks, affiliates of Masterworks, our managers and or our officers may be subject to lawsuits, investigations or claims for which we may have indemnification obligations or reimbursement obligations pursuant to the administrative services agreement. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy.

There were no contingent liabilities as of June 30, 2019.

Income Taxes

We expect that we will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each Holder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit. See the section of the Offering Circular entitled “Material U.S. Federal Tax Considerations”. We intend to hold title to the Painting in a Cayman Islands segregated portfolio company. The Administrator will have the authority to act on our behalf with respect to tax audits and certain other tax matters and to make such elections under the Internal Revenue Code and other relevant tax laws as the Administrator deems necessary or appropriate.

As of June 30, 2019, we had no federal and state income tax assets, liabilities or expense.

Liquidity and Capital Resources of the Administrator

Masterworks is funding all costs associated with the development and operation of the Masterworks Platform, costs associated with the acquisition of the Painting and all costs of our organization and the Offering. Masterworks will be responsible for all ordinary and necessary costs for ongoing administrative expenses, for which it will receive Class A ordinary shares at a rate of 1.5% of the total Shares outstanding (excluding Class B ordinary shares) per annum, after the Offering. We do not anticipate that we will maintain any material liquid assets and, accordingly, we will rely upon the Administrator to pay for the maintenance of the Painting and the administration of our business in accordance with the administrative services agreement.

A summary of the financial condition of the Administrator as of June 30, 2019 is provided in Footnote 4 to the Financial Statements.

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We and the Administrator believe that the Administrator’s sources of liquidity together with cash on hand, will be sufficient for the Administrator to perform its obligations under the administrative services agreement for at least the first five-years following the Offering, although if Scott Lynn were to withdraw his financial support, the Administrator would likely be forced to sell the Painting and cease operations. We do not believe we will need to raise any additional funds through the issuance and sale of additional membership interests in the foreseeable future and are not permitted to do so under our operating agreement without the prior approval of holders of the Class A ordinary shares.

The Administrator is currently financed through equity contributions from Masterworks.io, LLC. As of June 30, 2019, Masterworks.io, LLC is funded through an affiliate loan from Scott W. Lynn with an aggregate principal balance of $7.0 million, the founder and Chief Executive Officer of Masterworks and the CEO of the Company, and a $300,000 convertible note from a third-party investment firm. Because Scott W. Lynn controls Masterworks, the affiliate loan can effectively be declared due and payable at any time in the discretion of Mr. Lynn.

The Administrator will earn fees in the form of additional Class A ordinary shares issued by us and other similar issuer entities, which it may periodically sell to obtain additional liquidity. The direct incremental costs incurred by the Administrator to satisfy its obligations under the administrative services agreement are expected to be less than its revenues, though such revenues may be insufficient to cover the Administrator’s overhead. In addition, the Administrator has covenanted in the administrative services agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the administrative services agreement to fund the operations of the Company until the sale of the Painting.

The Administrator expects to conduct other business activities, including the administration of other entities similar to the Company and expects that, with scale, the Administrator’s revenues will exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, the Company plans to own the Painting for an indefinite period.

We are not aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations or the liquidity or capital resources of the Administrator.

Commitments from Affiliates to Fund Operations

We have a written commitment from the Administrator to fund our operations and costs to maintain the Painting until we sell the Painting which is contained in the administrative services agreement.

Commitments from Affiliates to Fund Class A ordinary shares, Offering Costs and Expenses

The direct costs associated with the Offering were approximately $150,000 and were paid by the Administrator rather than from the net proceeds of the Offering. None of these fees, costs or expenses are reimbursable by the Company to the Administrator, although Masterworks received a true-up amount of $181,500 upon the closing of the Offering for acquiring and financing the acquisition of the Painting and as reimbursement of costs and expenses.

Item 2. Other Information

None.

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MASTERWORKS 001, LLC

FINANCIAL STATEMENTS

Six Months Ended June 30, 2019

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MASTERWORKS 001, LLC

BALANCE SHEETS

	As of	As of
	June 30, 2019	December 31, 2018
	(unaudited)	(unaudited)

ASSETS

Cash and Cash Equivalents	$715,540	$100

Total Assets	$715,540	$100

LIABILITIES AND MEMBER’S EQUITY

Liabilities:
Settling subscriptions	$715,440	$-

Member’s Equity:
Membership interests:
Not represented by shares, -0- and 16,015 units outstanding as of June 30, 2019 and December 31, 2018, respectively	-	100
Class A ordinary shares, -0- and -0- shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	-	-
Class B shares, 24,956 and -0- shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	100	-
Total Membership interests	100	100
Retained earnings	-	-

Total Member’s Equity	100	100

Total Liabilities and Member’s Equity	$715,540	$100

No assurance is provided on these financial statements.

The accompanying notes are an integral part of these financial statements.

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MASTERWORKS 001, LLC

STATEMENTS OF OPERATIONS

	For the Six Months	For the Six Months
	Ended	Ended
	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)

Total Income (loss)	$-	$-

Total Expenses	-	-

Net Income (loss)	$-	$-

Net Income per Basic and Diluted Class A Share	$-	$-

Weighted Average Number of Class A Shares Outstanding, Basic and Diluted	-	-

No assurance is provided on these financial statements.

The accompanying notes are an integral part of these financial statements.

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MASTERWORKS 001, LLC

STATEMENT OF MEMBER’S EQUITY

For the Six Months Ended June 30, 2019 (unaudited)

	Membership Interests		Class A Shares		Class B Shares		Retained	Total Member’s
	Units	Amount	Units	Amount	Units	Amount	Earnings	Equity

Balance at January 1, 2019	16,015	$100	-	$-	-	$-	$-	$100

Conversion of membership interests upon entry into the Amended and Restated Operating Agreement on May 10, 2019	(16,015)	(100)	-	-	24,956	100	-	-

Net income	-	-	-	-	-	-	-	-

Balance at June 30, 2019	-	$-	-	$-	24,956	$100	$-	$100

No assurance is provided on these financial statements.

The accompanying notes are an integral part of these financial statements.

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MASTERWORKS 001, LLC

STATEMENTS OF CASH FLOWS

	For the Six Months Ended	For the Six Months Ended
	June 30, 2019	June 30, 2018
	(unaudited)	(unaudited)

Net Cash Provided by Operating Activities	$-	$-

Net Cash Provided by Investing Activities	-	-

Financing Activities:
Proceeds from issuance of membership interests	-	100
Proceeds from subscriptions not settled	715,440	-

Net Cash Provided by Financing Activities	715,440	100

Net Increase in Cash and Cash Equivalents	715,440	100

Cash and Cash Equivalents, beginning of period	100	-

Cash and Cash Equivalents, end of period	$715,540	$100

No assurance is provided on these financial statements.

The accompanying notes are an integral part of these financial statements.

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MASTERWORKS 001, LLC

NOTES TO FINANCIAL STATEMENTS (unaudited)

June 30, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks 001, LLC (“the Company”) was formed as a Delaware limited liability company to purchase a painting by Andy Warhol, known as 1 Colored Marilyn (Reversal Series), 1979, Oil and silkscreen inks on canvas (the “Painting”). The Company is offering membership interests to third-party investors. The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents – The Company’s cash and cash equivalents consist of cash held in an FDIC-insured bank account. Cash equivalents are recorded at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For purposes of the statement of cash flows, the Company considers investments purchased with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk – The Company maintains its cash in bank accounts in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds.

Earnings (loss) per Class A Ordinary Share – Basic earnings (loss) per share is calculated on the basis of weighted-average number of Class A ordinary shares (“Class A shares”) outstanding during the period. Basic earnings (loss) per share is computed by dividing income available to Class A shareholders by the weighted-average Class A shares outstanding during the period.

Organizational and Offering Costs – The Company’s expenses are covered by the Administrator pursuant to an Administrative Services Agreement under which the Administrator will receive an administrative services fee, payable quarterly in arrears. The administrative services fee is payable in the form of additional membership interests represented by Class A shares and will be accounted for as a management fee expense and an equity issuance in the Company’s financial statements. Organizational and offering costs of the Company will be paid by the Administrator and its affiliates on behalf of the Company.

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MASTERWORKS 001, LLC

NOTES TO FINANCIAL STATEMENTS (unaudited)

June 30, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Organizational and Offering Costs (continued) – The organizational and offering costs include all expenses relating to the formation of the Company, the qualification of the initial offering, and the marketing and distribution of Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distributing costs; telephones, internet and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the initial offering; and registration and qualification of the sale of Class A shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company is not required to reimburse the Administrator for any of these costs, though the Company will pay a true-up of $181,500 to an affiliate of the Administrator upon the closing of the offering. During the six months ended June 30, 2019 and the year ended December 31, 2018, the Company has not incurred any administrative services fee expense. See Note 4, which summarizes certain financial statement information of the Administrator.

Income Taxes – The Company is a limited liability company taxed as a partnership and thus is generally not subject to federal or state income taxes. Accordingly, the Company’s taxable income or loss, which may vary substantially from income or loss reported for financial reporting purposes, will be included in the federal and state income tax returns of the Company’s members based upon their respective share of the Company’s income and expenses as reported for income tax purposes. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and for all major taxing jurisdictions, the Administrator has concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Administrator does not expect that its assessment regarding unrecognized tax positions will materially change over the next twelve months. However, the Administrator’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors including but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S., state, and foreign income tax laws, and changes in administrative practices and precedents of the relevant taxing authorities.

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MASTERWORKS 001, LLC

NOTES TO FINANCIAL STATEMENTS (unaudited)

June 30, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investment in Artwork – Once purchased, the Painting will be recorded at cost, which is the purchase price the Company will pay for the Painting from its affiliate, Masterworks Gallery, LLC. Artwork is determined to have an indefinite life. The Company will review the artwork for impairment in accordance with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 360-10, Impairment and Disposal of Long-Lived Assets. Those requirements will require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company will:

●	Consider whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the artworks, trends in the art market, reputation of the artist, recent sales of other paintings by the artist and other events, circumstances or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the artwork, to its carrying value; and

●	If the amount realizable upon sale of the artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s financial statements.

The Company has not acquired the Painting as of June 30, 2019.

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MASTERWORKS 001, LLC

NOTES TO FINANCIAL STATEMENTS (unaudited)

June 30, 2019

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Member’s Equity – Member’s equity is comprised of two types of membership interests: Class A and Class B shares.

●	Class A shares are entitled to 80% of the profit on the sale of the Painting. Any Class A shares owned by the Company have no voting rights. All other Class A shares not owned by the Company have certain limited voting and approval rights, generally including the issuance of additional shares, sale of the Painting except for certain instances, and removing members of the Board of Managers. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

●	Class B shares, solely retained by the Company, are entitled to 20% of the profit on the sale of the Painting or the ability to convert such shares into Class A shares with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding membership interests. Class B shares have no voting rights.

Revenue Recognition – The Company does not plan to generate revenue until the Painting is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the signing of a definitive agreement to sell.

Settling Subscriptions – Settling subscriptions presented on the balance sheet represent equity subscriptions for which funds have been received but Class A shares have not yet been issued. Under the terms of the Offering Circular for the offering of the Company’s Class A shares, investors’ subscriptions are irrevocable by the investors once received but can be rejected by the Company. The Class A shares will be issued to the subscribers when the offering closes.

Subsequent Events – Management has evaluated events and transactions that have occurred since June 30, 2019 and reflected their effects, if any, in these financial statements through September 19, 2019, the date the financial statements were available to be issued.

2. COMMITMENTS AND CONTINGENCIES

On May 13, 2019, the Company commenced its initial offering of up to 99,825 Class A shares and started to accept subscriptions of up to $1,996,500 with an initial purchase price of $20.00 per share. The total amount of settling subscriptions as of June 30, 2019 and December 31, 2018 were $715,440 and $-0-, respectively. The Company may close this offering at any time at its discretion.

F-8

MASTERWORKS 001, LLC

NOTES TO FINANCIAL STATEMENTS (unaudited)

June 30, 2019

3. RELATED PARTY TRANSACTIONS

Masterworks Gallery, LLC is the owner of the Painting and owned 100% membership interest of the Company as of June 30, 2019 and December 31, 2018. Masterworks Administrative Services, LLC, the Administrator, will contractually provide administrative services to the Company. Masterworks Gallery, LLC and Masterworks Administrative Services, LLC are each wholly-owned and controlled by Masterworks.io, LLC and are thus considered to be related parties to the Company.

Upon issuance of the Class A shares, an administrative services agreement with the Administrator will become effective. The administrative services fee will be paid by issuing Class A shares to the Administrator at a rate of 1.5% of the total Class A shares outstanding (excluding shares issuable upon conversion of Class B shares) per annum and will be recorded as an administrative fee expense in the Company’s financial statements. The administrative services fee is anticipated to cover all normal operating costs of the Company, including storage, insurance, display, transport, SEC filings and compliance, transfer agent fees, other fees associated with the offering, and accounting. However, the Administrator will charge the Company for any extraordinary costs and payments, which are expected to be defined as costs and payments associated with litigation, arbitration or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction; and selling the Painting. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Painting is sold and the resulting proceeds can be used to settle the liability to the Administrator.

4. ADMININISTRATOR SUMMARY FINANCIAL INFORMATION

The Company is not expected to maintain a material amount of cash or cash equivalents and will be entirely dependent upon the Administrator to perform administrative services and to pay ordinary ongoing costs and expenses to maintain the Painting and administer the Company’s operations.

F-9

MASTERWORKS 001, LLC

NOTES TO FINANCIAL STATEMENTS (unaudited)

June 30, 2019

The table below summarizes selected unaudited financial information of the Administrator as of June 30, 2019:

Assets:
Current assets	$118,300
Other assets	$231,250
Total assets	$349,550

Liabilities:
Current liabilities	$129,326
Total liabilities	$129,326

Total member’s equity	$220,224

5. RISKS AND UNCERTAINTIES

The Company is a new company and has no operating history to assess the future viability of its business model. The Company’s single asset will be an investment in artwork which can decline in value or become worthless due to economic factors, trends in the art market, and changes in the condition of the artwork, among other factors.

Under various agreements, the Company has engaged or will engage the Administrator to provide certain services that are essential to the Company such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating expenses. As a result of this relationship, the Company is dependent upon the Administrator. In the event that the Administrator is unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services or potentially liquidate the Painting.

6. SUBSEQUENT EVENTS

Through September 19, 2019, the offering was fully subscribed and the Company has received $1,996,500 in settling subscriptions. The offering closed on September 27, 2019 and the Company issued 99,825 Class A shares to investors and paid Masterworks $1,996,500, representing 100% of the proceeds of the offering.

F-10

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on July 31, 2018)
2.2	Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A/A filed on November 23, 2018)
2.3	Amended and Restated Operating Agreement*
4.1	Form of Subscription Agreement(incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A/A filed on May 2, 2019)
6.1	Form of Art Purchase Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A/A filed on January 30, 2019)
6.2	Form of Administrative Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-A/A filed on January 30, 2019)

* Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS 001, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Scott W. Lynn	Chief Executive Officer	September 30, 2019
Scott W, Lynn	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 30, 2019
Nigel S. Glenday	and Principal Accounting Officer)

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